UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Press Release

On September 23, 2024, SAIHEAT Limited (the “Company”) issued a press release to announce the signing of two memorandums of understanding for the Company’s HEATNUC business line.

A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release Dated September 23, 2024 – SAIHEAT Strengthens its Leadership Position in the Middle Eastern Nuclear and SMR Markets with Two Memorandums of Understanding (MoU)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 27, 2024	SAIHEAT Limited

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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